Exhibit 4.1

(FACE OF NOTE)

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE OF A DEPOSITORY. UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE FORM IN ACCORDANCE WITH THE PROVISIONS OF THE INDENTURE AND THE TERMS OF THE SECURITIES, THIS GLOBAL SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY OR BY A NOMINEE OF THE DEPOSITORY TO THE DEPOSITORY OR ANOTHER NOMINEE OF THE DEPOSITORY OR BY THE DEPOSITORY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITORY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITORY.

AT&T INC.

Floating Rate Global Notes due 2028

ISIN NO. [•]

No. I-[•]
€1,200,000,000

AT&T Inc., a corporation duly organized and existing under the laws of the State of Delaware (herein called “AT&T”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to The Bank of New York Depository (Nominees) Limited (the “Depository”), as nominee of the common depositary appointed by Euroclear and Clearstream or registered assigns, the principal sum of euro appearing on the attached Schedule of Increases and Decreases on August 17, 2028 (the “Maturity Date”), and to pay interest on said principal sum from August 17, 2026 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, quarterly in arrears on February 17, May 17, August 17 and November 17 of each year, commencing on November 17, 2026 (each an “Interest Payment Date”) and on the Maturity Date, at an interest rate (“Interest Rate”) equal to the Applicable EURIBOR Rate, reset quarterly, plus 40 basis points (0.400%), determined as provided herein, until the principal hereof is paid or made available for payment; provided, however, that the Interest Rate shall in no event be lower than zero. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Note (or one or more predecessor Notes) is registered at the close of business on the Regular Record Date for such interest, which shall be the close of business on the fifteenth day preceding the respective Interest Payment Date (each, a “Regular Record Date”), subject to certain exceptions. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Note (or one or more predecessor Notes) is registered at the close of business on a special record date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Notes not less than 15 days prior to such special record date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

The Interest Rate for each Interest Period for the Notes will be set on February 17, May 17, August 17 and November 17 of each year, and will be set for the initial Interest Period on August 17, 2026 (each such date, an “Interest Rate Reset Date”) until the principal on the Notes is paid or made available for payment (the “Principal Payment Date”). If any Interest Rate Reset Date (other than the initial Interest Rate Reset Date occurring on August 17, 2026) and Interest Payment Date for the Notes would otherwise be a day that is not a EURIBOR business day, such Interest Rate Reset Date and Interest Payment Date shall be the next succeeding EURIBOR business day, unless the next succeeding EURIBOR business day is in the next succeeding calendar month, in which case such Interest Rate Reset Date and Interest Payment Date shall be the immediately preceding EURIBOR business day.

“EURIBOR business day” means any day that is not a Saturday or Sunday and that, in the City of New York or the City of London, is not a day on which banking institutions are generally authorized or obligated by law to close, and is a day on which the Trans-European Automated Real-time Gross Settlement Express Transfer (T2) System, or any successor thereto, operates.

“Interest Period” shall mean the period from and including an Interest Rate Reset Date to but excluding the next succeeding Interest Rate Reset Date and, in the case of the last such period, from and including the Interest Rate Reset Date immediately preceding the Maturity Date or Principal Payment Date, as the case may be, to but not including such Maturity Date or Principal Payment Date, as the case may be. If the Principal Payment Date or Maturity Date is not a EURIBOR business day, then the principal amount of the Notes plus accrued and unpaid interest thereon shall be paid on the next succeeding EURIBOR business day and no interest shall accrue for the Maturity Date, Principal Payment Date or any day thereafter.

The “Applicable EURIBOR Rate” shall mean the rate determined in accordance with the following provisions:

(i) Two prior T2 days on which dealings in deposits in euros are transacted in the euro-zone interbank market preceding each Interest Rate Reset Date (each such date, an “Interest Determination Date”), The Bank of New York Mellon Trust Company, N.A. (the “Calculation Agent”), as agent for AT&T, will determine the Applicable EURIBOR Rate which shall be the rate for deposits in euro having a maturity of three months commencing on the first day of the applicable interest period that appears on the Bloomberg Screen BBAM Page as of 11:00 a.m., Brussels time, on such Interest Determination Date. “Bloomberg Screen BBAM Page” means the display designated on page “BBAM” on Bloomberg (or such other page as may replace the “BBAM” page on that service or any successor service for the purpose of displaying euro-zone interbank offered rates for euro-denominated deposits of major banks). If the Applicable EURIBOR Rate on such Interest Determination Date does not appear on the Bloomberg Screen BBAM Page, the Applicable EURIBOR Rate will be determined as described in (ii) below.

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(ii) With respect to an Interest Determination Date for which the Applicable EURIBOR Rate does not appear on the Bloomberg Screen BBAM Page as specified in (i) above, the Applicable EURIBOR Rate will be determined on the basis of the rates at which deposits in euro are offered by four major banks in the euro-zone interbank market selected by AT&T (the “Reference Banks”) at approximately 11:00 a.m., Brussels time, on such Interest Determination Date to prime banks in the euro-zone interbank market having a maturity of three months, and in a principal amount equal to an amount of not less than €1,000,000 that is representative for a single transaction in such market at such time. AT&T or its designee will request the principal euro-zone office of each of such Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the Applicable EURIBOR Rate on such Interest Determination Date will be the arithmetic mean (rounded upwards) of such quotations. If fewer than two quotations are provided, the Applicable EURIBOR Rate on such Interest Determination Date will be the arithmetic mean (rounded upwards) of the rates quoted by three major banks in the euro-zone selected by AT&T at approximately 11:00 a.m., Brussels time, on such Interest Determination Date for loans in euro to leading European banks, having a maturity of three months, and in a principal amount equal to an amount of not less than €1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks so selected as aforesaid by AT&T are not quoting as mentioned in this sentence, the relevant Interest Rate for the Interest Period commencing on the Interest Rate Reset Date following such Interest Determination Date will be the Interest Rate in effect on such Interest Determination Date (i.e., the same as the rate determined for the immediately preceding Interest Rate Reset Date).

The amount of interest accrued and payable on the Notes for each Interest Period will be equal to the product of (i) the outstanding principal amount of the Notes multiplied by (ii) the product of (a) Interest Rate for the relevant Interest Period multiplied by (b) the quotient of the actual number of calendar days in such Interest Period divided by 360 (known as the “Actual/360” day count).

The Interest Rate on the Notes will in no event be lower than zero or higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

The Interest Rate and amount of interest to be paid on the Notes for each Interest Period will be determined by the Calculation Agent. The Calculation Agent will, upon the request of any Holder of the Notes, provide the interest rate then in effect with respect to the Notes. All calculations made by the Calculation Agent shall in the absence of manifest error be conclusive for all purposes and binding on AT&T and the Holders of the Notes. So long as the Applicable EURIBOR Rate is required to be determined with respect to the Notes, there will at all times be a Calculation Agent. In the event that any then acting Calculation Agent shall be unable or unwilling to act, or that such Calculation Agent shall fail to duly establish the Applicable EURIBOR Rate for any Interest Period, or that AT&T proposes to remove such Calculation Agent, AT&T shall appoint itself or another Person which is a bank, trust company, investment banking firm or other financial institution to act as the Calculation Agent.

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The Calculation Agent shall not be under any obligation (i) to monitor, determine or verify the unavailability or cessation of EURIBOR, or whether or when there has occurred, or to give notice to any other transaction party of the occurrence of, any benchmark transition event or related benchmark replacement date, (ii) to select, determine or designate any benchmark replacement, or other successor or replacement benchmark index, or whether any conditions to the designation of such a rate or index have been satisfied, (iii) to select, determine or designate any benchmark replacement adjustment, or other modifier to any replacement or successor index, or (iv) to determine whether or what benchmark replacement conforming changes are necessary or advisable, if any, in connection with any of the foregoing, including, but not limited to, adjustments as to any alternative spread thereon, the business day convention, interest payment determination dates or any other relevant methodology applicable to such substitute or successor benchmark. In connection with the foregoing, each of the Trustee, the Paying Agent and the Calculation Agent shall be entitled to conclusively rely on any determinations made by AT&T without independent investigation, and none of the Calculation Agent, Trustee or Paying Agent will have any liability for actions taken at AT&T’s direction in connection therewith. The Calculation Agent shall not be liable for any inability, failure or delay on its part to perform any of its duties set forth herein as a result of the unavailability of EURIBOR or other applicable benchmark replacement, including as a result of any failure, inability, delay, error or inaccuracy on the part of any other transaction party in providing any direction, instruction, notice or information required or contemplated by the terms of the Indenture and reasonably required for the performance of such duties. The Calculation Agent shall not be responsible or liable for AT&T’s actions or omissions, nor shall the Calculation Agent be under any obligation to oversee or monitor AT&T’s performance.

Any money that AT&T deposits with the Trustee or its Paying Agent for the payment of principal or any interest on this Note that remains unclaimed for two years after the date upon which the principal and interest are due and payable, will be repaid to AT&T upon AT&T’s request unless otherwise required by mandatory provisions of any applicable unclaimed property law. After that time, unless otherwise required by mandatory provisions of any unclaimed property law, the Holder of this Note will be able to seek any payment to which such Holder may be entitled to collect only from AT&T.

If the Notes are issued in definitive form, payment of the principal and interest on this Note due at the Maturity Date or upon redemption will be made at the Maturity Date or upon redemption, as the case may be, upon presentation of this Note, in immediately available funds, at the office of The Bank of New York Mellon, London Branch, the Paying Agent for the Notes, currently located at 160 Queen Victoria Street, London EC4V 4LA, United Kingdom. The Transfer Agent and Registrar for the Notes is The Bank of New York Mellon Trust Company, N.A., currently located at 601 Travis Street, 16th Floor, Houston, Texas 77002.

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Payment of interest on this Note due on an Interest Payment Date, other than interest at maturity or upon redemption, may be paid by check mailed to the address of the Holder entitled thereto as such address shall appear in the Note register. Notwithstanding the foregoing, (1) the Depository as Holder of the Notes or (2) a Holder of more than €5,000,000 in aggregate principal amount of Notes in definitive form is entitled to require the Paying Agent to make payments of interest, other than interest due at maturity or upon redemption, by wire transfer of immediately available funds into an account maintained by the Holder in the United States, by sending appropriate wire transfer instructions as long as the Paying Agent receives the instructions not less than ten days prior to the applicable Interest Payment Date. The principal and interest payable in euro on any of the Notes at maturity, or upon redemption, will be paid by wire transfer of immediately available funds against presentation of a Note at the office of the Paying Agent.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual or electronic signature, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

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IN WITNESS WHEREOF, AT&T INC. has caused this instrument to be signed in its corporate name, manually or by facsimile, by its duly authorized officers and has caused its corporate seal to be imprinted hereon.

Dated: August 17, 2026		AT&T INC.

[SEAL]

By:
Sabrina Sanders
Senior Vice President – Chief Accounting Officer and Controller

By:
Andrew B. Keiser
Vice President and Assistant Treasurer

Trustee’s Certificate of Authentication

This is one of the Floating Rate Global Notes due 2028 of the series designated herein referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as Trustee

By:	Dated: August 17, 2026
Authorized Signatory

REVERSE OF NOTE

This Note is one of a duly authorized issue of debt securities of AT&T of the series specified on the face hereof, issued under and pursuant to an Indenture, dated as of May 15, 2013, between AT&T and The Bank of New York Mellon Trust Company, N.A., as Trustee (the “Trustee,” which term includes any successor Trustee under the Indenture), to which indenture and all indentures supplemental thereto (collectively, the “Indenture”) reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, AT&T and the Holders of the Notes and of the terms upon which the Notes are, and are to be, authenticated and delivered. The Notes will be issued in fully registered form only and in minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof. This Note is one of the series designated on the face hereof initially limited in aggregate principal amount to €1,200,000,000.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of AT&T and the rights of the Holders of the Notes under the Indenture at any time by AT&T and the Trustee with the consent of the Holders of a majority in principal amount of the Notes at the time outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Notes at the time outstanding to waive compliance by AT&T with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of AT&T, which is absolute and unconditional, to pay the principal of and interest on this Note at the times, place and rate, and in the coin or currency, herein prescribed.

Registrar and Paying Agent

The Paying Agent for the Notes is The Bank of New York Mellon, London Branch currently located at 160 Queen Victoria Street, London EC4V 4LA, United Kingdom (“Paying Agent”). In addition, AT&T shall maintain in the Borough of Manhattan, The City of New York, an office or agency where Notes may be surrendered for registration of transfer or exchange (“Registrar”). AT&T has initially appointed an affiliate of the Trustee, The Bank of New York Mellon, London Branch, as its Paying Agent. AT&T may vary or terminate the appointment of any of its paying or transfer agencies, and may appoint additional paying or transfer agencies.

Payment of Additional Amounts

AT&T will, subject to the exceptions and limitations set forth below, pay as additional interest on this Note such additional amounts (“Additional Amounts”) as are necessary so that the net payment by AT&T or its Paying Agent of the principal of and interest on this Note to a person that is a United States Alien, after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount that would have been payable in respect of this Note had no withholding or deduction been required. As used herein, “United States Alien” means any person who, for United States federal income tax purposes, is a foreign corporation, a non-resident alien individual, a non-resident alien fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual or a non-resident alien fiduciary of a foreign estate or trust.

The foregoing obligation to pay Additional Amounts shall not apply:

(1) to any tax, assessment or governmental charge that is imposed or withheld solely because the beneficial owner, or a fiduciary, settlor, beneficiary or member of the beneficial owner if the beneficial owner is an estate, trust or partnership, or a person holding a power over an estate or trust administered by a fiduciary holder:

(a) is or was present or engaged in a trade or business in the United States, has or had a permanent establishment in the United States, or has any other present or former connection with the United States or any political subdivision or taxing authority thereof or therein;

(b) is or was a citizen or resident or is or was treated as a resident of the United States;

(c) is or was a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or is or was a corporation that has accumulated earnings to avoid United States federal income tax;

(d) is or was a bank receiving interest described in Section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended (the “Code”); or

(e) is or was an actual or constructive owner of 10% or more of the total combined voting power of all classes of stock of AT&T entitled to vote;

(2) to any Holder that is not the sole beneficial owner of the Notes, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that the beneficial owner, a beneficiary or settlor with respect to the fiduciary, or a member of the partnership would not have been entitled to the payment of an Additional Amount had such beneficial owner, beneficiary, settlor or member received directly its beneficial or distributive share of the payment;

(3) to any tax, assessment or governmental charge that is imposed or withheld solely because the beneficial owner or any other person failed to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the Holder or beneficial owner of the Notes, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

(4) to any tax, assessment or governmental charge that is imposed other than by deduction or withholding by AT&T or a Paying Agent from the payment;

(5) to any tax, assessment or governmental charge that is imposed or withheld solely because of a change in law, regulation, or administrative or judicial interpretation that is announced or becomes effective after the day on which the payment becomes due or is duly provided for, whichever occurs later;

(6) to an estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or any similar tax, assessment or governmental charge;

(7) to any tax, assessment or other governmental charge any paying agent (which term may include AT&T) must withhold from any payment of principal of or interest on any Note, if such payment can be made without such withholding by any other paying agent; or

(8) in the case of any combination of the above items.

In addition, any amounts to be paid on this Note will be paid net of any deduction or withholding imposed or required pursuant to Sections 1471 through 1474 of the Code, any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code, and no Additional Amounts will be required to be paid on account of any such deduction or withholding.

The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable. Except as specifically provided under this section entitled “Payment of Additional Amounts” and under the heading “Redemption Upon a Tax Event”, AT&T shall not have to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority.

Any reference in the terms of the Notes to any amounts in respect of the Notes shall be deemed also to refer to any Additional Amounts which may be payable under this provision.

Redemption Upon a Tax Event

If (a) AT&T becomes or will become obligated to pay Additional Amounts as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, any official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective, on or after August 7, 2026 or (b) a taxing authority of the United States takes an action on or after August 7, 2026, whether or not with respect to AT&T or any of its affiliates, that results in a substantial probability that AT&T will or may be required to pay such Additional Amounts, then AT&T may, at its option, redeem, as a whole, but not in part, the Notes on any Interest Payment Date on not less than 5 nor more than 40 calendar days’ prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to, but excluding, the date fixed for redemption. No redemption pursuant to (b) above may be made unless AT&T shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that AT&T will or may be required to pay the Additional Amounts and AT&T shall have delivered to the Trustee a certificate, signed by a duly authorized officer, stating that based on such opinion, AT&T is entitled to redeem the Notes pursuant to their terms.

Further Issues

AT&T reserves the right from time to time, without notice to or the consent of the Holders of the Notes, to create and issue further notes ranking equally and ratably with the Notes in all respects, or in all respects except for the payment of interest accruing prior to the issue date or except for the first payment of interest following the issue date of those further notes. Any further notes will have the same terms as to status, redemption or otherwise as, and will be fungible for United States federal income tax purposes with, the Notes. Any further notes shall be issued pursuant to a resolution of the board of directors of AT&T, a supplement to the Indenture, or under an officers’ certificate pursuant to the Indenture.

Notes in Definitive Form

If (1) an Event of Default has occurred with regard to the Notes represented by this Note and has not been cured or waived in accordance with the Indenture, or (2) the Depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by AT&T within 90 days, AT&T may issue notes in definitive form in exchange for this Note. In either instance, an owner of a beneficial interest in the Notes will be entitled to the physical delivery in definitive form in exchange for this Note, equal in principal amount to such beneficial interest and to have such Notes registered in its name.

Notes so issued in definitive form will be issued as registered notes in minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof, unless otherwise specified by AT&T.

Notes so issued in definitive form may be transferred by presentation for registration to the Registrar at its New York office and must be duly endorsed by the Holder or the Holder’s attorney duly authorized in writing, or accompanied by a written instrument or instruments of transfer in form satisfactory to AT&T or the Trustee duly executed by the Holder or his attorney duly authorized in writing.

AT&T may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any exchange or registration of transfer of definitive Notes.

Default

In case an Event of Default, as defined in the Indenture, shall have occurred and be continuing, the principal hereof may be declared, and upon such declaration shall become, due and payable, in the manner, with the effect and subject to the conditions provided in the Indenture.

Miscellaneous

For purposes of the Notes, the term “business day” means any day that is not a Saturday or Sunday and that, in the City of New York or the City of London, is not a day on which banking institutions are generally authorized or obligated by law to close, and is a day on which the Trans-European Automated Real-time Gross Settlement Express Transfer (T2) System, or any successor thereto, operates.

No director, officer, employee or stockholder, as such, of AT&T shall have any liability for any obligations of AT&T under this Note, the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. Each Holder by accepting this Note waives and releases all such liability. The waiver and release are part of the consideration for the issue of this Note.

The Notes are the unsecured and unsubordinated obligations of AT&T and will rank pari passu with all other evidences of indebtedness issued in accordance with the Indenture.

Notices to Holders of the Notes will be given only to the depositary, in accordance with its applicable policies as in effect from time to time.

Prior to due presentment of this Note for registration of transfer, AT&T, the Trustee and any agent of AT&T or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither AT&T, the Trustee nor any such agent shall be affected by notice to the contrary.

All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

The Indenture and this Note shall be governed by and construed in accordance with the laws of the State of New York.

SCHEDULE OF INCREASES OR DECREASES

The initial principal amount of this Global Note is €1,200,000,000. The following increases or decreases in this Global Note have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Securities Custodian